SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Full Year 2017 Earnings Presentation.

Full Year 2017 EARNINGS WEBCAST March 05, 2018

DISCLAIMER Safe harbor statement under the US Private Securities Litigation Reform Act of 1995. This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict. YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016 filed with the US Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur. Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized. These materials do not constitute an offer to sell or the solicitation of any offer to buy any securities of YPF S.A. in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities and Exchange Commission or an exemption from such registration. Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this presentation, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-12102 available on the SEC website www.sec.gov.

CONTENTS 2017 Highlights Review of Operations Financial Results 01 02 03 Financial Situation Summary 04 05

2017 RESULTS HIGHLIGHTS Revenues of Ps 252.8 billion (+20.3%) Adj. EBITDA(1) of Ps 66.8 billion (+14.7%) Net Income of Ps 12.7 billion Total hydrocarbon production down 3.9% Gasoline sales volumes increase of 6.8% See description of Adj. EBITDA in footnote (2) on page 6 Operating cash flow of Ps 72.0 billion (+21.8%) Diesel sales volumes down 0.7%

CONTENTS 2017 Highlights Review of Operations Financial Results 01 02 03 Financial Situation Summary 04 05

REVIEW OF FY 2017 OPERATIONS RESULTS EXPRESSED IN US DOLLARS REVENUES (1) (IN MILLIONS OF USD) Adj. EBITDA increased by 2.3% driven by a 7.2% increase in Revenues partially offset by a 8.7% increase in Cash Costs and one-time gains in 2016. YPF financial statements values in IFRS converted to USD using average FX of each period. Adjusted EBITDA = Operating income + Depreciation and impairment of property, plant and equipment and intangible assets + Amortization of intangible assets + unproductive exploratory drillings. Operating Income before impairment charge of Ps 34.9 billion (USD 2.2 billion) in Upstream segment for 2016 and reversal gain of Ps 5.0 billion (USD 271 million) for 2017. ADJ. EBITDA (1) (2) (IN MILLIONS OF USD) OPERATING INCOME (1) (3) (IN MILLIONS OF USD) +7.2% +2.3% -6.4%

REVIEW OF Q4 2017 OPERATIONS RESULTS EXPRESSED IN US DOLLARS Adj. EBITDA increased by 5.7% driven by a 12.2% increase in Revenues and partially offset by a 14.2% increase in Cash Costs. YPF financial statement values in IFRS converted to USD using average exchange rate of Ps 15.40 and Ps 17.51 per U.S $1.00 for Q4 2016 and Q4 2017, respectively. Adjusted EBITDA = Operating income + Depreciation and impairment of property, plant and equipment and intangible assets + Amortization of intangible assets + unproductive exploratory drillings. Operating Income before reversal gain of Ps 1.2 billion (USD 79 million) in Upstream segment and 5.0 billion (USD 271 million) for Q4 2016 and Q4 2017, respectively. ADJ. EBITDA (1) (2) (IN MILLIONS OF USD) OPERATING INCOME (1)(3) (IN MILLIONS OF USD) +12.2% +5.7% -99.4% REVENUES (1) (IN MILLIONS OF USD)

REVIEW OF FY 2017 OPERATIONS PRODUCTION CRUDE OIL PRODUCTION (KBBL/D) Total production was down 3.9%. Crude oil production was down mainly due to a reduction in drilling activity and the effects of the severe weather conditions in Q2 2017. NATURAL GAS PRODUCTION (MM3/D) TOTAL PRODUCTION (KBOE/D) -7.0% -1.1% -3.9%

REVIEW OF FY 2017 OPERATIONS RESERVES Proved Reserves decreased by 16.5%, partially affected by lower domestic crude oil prices.

REVIEW OF FY 2017 OPERATIONS SHALE OIL & GAS UPDATE LOMA CAMPANA HORIZONTAL WELL COST (KUSD/LATERAL FT.) NET SHALE O&G PRODUCTION (KBOE/D) 607 PRODUCING WELLS Includes 11 wells in Q4 2017 Total operated production (Loma Campana + El Orejano + Bandurria+ La Amarga Chica + Narambuena + Bajo del Toro + Bajada de Añelo) 64 NEW WELLS IN 2017 (1) 81.3 KBOE/D Q4 2017 SHALE GROSS PRODUCTION (2) LOMA CAMPANA HORIZONTAL WELL OPERATIONAL PERFORMANCE

REVIEW OF FY 2017 OPERATIONS SHALE OIL & GAS UPDATE 3,200 meters long lateral well succesfully drilled in Loma Campana Development cost in El Orejano below 1 USD/mmtbu area. 3-phase pilot in La Amarga Chica expected to be finalized in the second half of 2018 5 pilot projects expected to be launched in 2018 More than 100 wells expected to be drilled in Vaca Muerta in 2018 in 11 different areas USD 300 million JV with Statoil closed BAJO DEL TORO CERRO ARENA SALINAS DEL HUITRIN BANDURRIA SUR LA RIBERA I LAS TACANAS LA AMARGA CHICA AGUADA DE LA ARENA RINCON DEL MANGRULLO CERRO LAS MINAS Ongoing Development Ongoing Pilots 2018 Planned Pilots Fold & Thrust Belt Volatile Oil to Gas and Condensate EL OREJANO LOMA CAMPANA LA RIBERA II

REVIEW OF FY 2017 OPERATIONS DOWNSTREAM PERFORMANCE DOMESTIC SALES OF REFINED PRODUCTS (KM3) CRUDE PROCESSED (KBBL/D) Sales volumes decreased by 0.5% due to lower sales volumes of fuel oil, LPG and diesel that more than offset higher sales volumes of gasoline and jet fuel. Refinery output flat. -0.2% +6.8% -0.7% -0.5%

REVIEW OF FY 2017 OPERATIONS REFINED PRODUCTS DEMAND MONTHLY DIESEL SALES (KM3) MONTHLY GASOLINE SALES (KM3) Strong gasoline demand pushed volumes sold up 7%; total diesel demand decreased by 0.7% driven by the lower demand from power generators. 54.8% Gasoline Market Share 2016 56.1% Diesel Market Share 2016 55.1% 2017 56.7% 2017 56.8% 2015 58.5% 2015 -0.7% +6.8%

Recently announced an agreement with GE to capitalize YPF EE; YPF would get diluted to 75%. Subscription value of USD 275 M, plus a contingent payment of USD 35 M. In advanced negotiations with a 3rd party to subscribe an additional 24.5% under similar terms REVIEW OF FY 2017 OPERATIONS GAS & POWER UPDATE Implied valuation of YPF EE of USD 1,100 M to USD 1,240 M YPF EE has 1,807 MW (1) of total installed capacity and another 485 MW under construction (1) In addition, YPF has 157 MW of installed capacity within its upstream business.

REVIEW OF DOMESTIC FUEL AND CRUDE OIL PRICES PUMP PRICES BREAKDOWN % - AS OF MARCH 1ST 2018 F.O.B. REFINERY/TERMINAL VS IMPORT PARITY % VARIATION (1) Import parity includes international reference price and domestic price for biofuels. Does not include internationalization costs. (2) Based on our regular products. (3) Fatty acid methyl esters (“FAME”). Taxes Comission & Freight F.O.B. Refinery/Terminal (2)  (2)  (2)  HISTORICAL PRICES OF BRENT AND DOMESTIC CRUDE OIL USD/BBL (2)  (3)  (1)  (2)

REVIEW OF NATURAL GAS PRICE SCHEME NATURAL GAS MARKET PRICES USD/MMBTU, 2017-E2018 PLAN GAS INCENTIVES % VOLUMES, USD/MMBTU 2017-E2018 Market prices are increasing while subsidies are being reduced; average realization price for YPF expected to remain flat. (1)  (1)  In 2018 market price includes subsidies to demand. ~4.9 USD/ MMBTU (1)

CONTENTS 2017 Highlights Review of Operations Financial Results 01 02 03 Financial Situation Summary 04 05

FY 2017 FINANCIAL RESULTS REVENUES (IN MILLIONS OF PS) Adj. EBITDA increased by 14.7% driven by a 20.3% increase in Revenues partially offset by one-time gains in 2016, a 35.5% increase in Purchases and a 16% increase in Production Cost. Adjusted EBITDA = Operating income + Depreciation and impairment of property, plant and equipment and intangible assets + Amortization of intangible assets + unproductive exploratory drillings. Operating Income before impairment charge of Ps 34.9 billion (USD 2.2 million) in Upstream segment and reversal gain of Ps 5.0 billion (USD 271 million) for 2016 and 2017, respectively. ADJ. EBITDA (1) (IN MILLIONS OF PS) OPERATING INCOME (2) (IN MILLIONS OF PS) +20.3% +14.7% +3.2%

FY 2017 RESULTS OPERATING INCOME Very strong downstream results partially offset by upstream operating loss. OPERATING INCOME (IN MILLIONS OF PS) Partial reversal of charge for impairment of property, plant & equipment. (1)  (1)

FY 2017 RESULTS OPERATING INCOME Strong revenues growing above Cost of Sales and SG&A; DD&A and Purchases on the negative side. OPERATING INCOME (IN MILLIONS OF PS) Includes variations in value of inventory. (1)

FY 2017 RESULTS UPSTREAM Upstream revenues increased on better pricing; however, the increase in DD&A resulted in an operating loss before impairment reversal. OPERATING INCOME (IN MILLIONS OF PS) Other expenses include: Ps +961 million of Purchases and product stock variations, Ps -1,512 million of Other expenses and Ps +425 million of SG&A. Partial reversal of Impairment of property, plant & equipment. (1) (2) (2)

FY 2017 RESULTS DOWNSTREAM Downstream Operating Income increased more than 5x as revenues increased by 20.1% due to strong sales volumes and higher prices, while costs of sales increased by 11.2%. OPERATING INCOME (IN MILLIONS OF PS) (1) Includes product stock variations. (1)

CAPEX BREAKDOWN Capex was down 7.6% in peso terms and 17.8% in USD terms, mainly due to the decrease in activity in the Upstream segment. -7.6% (IN MILLIONS OF PS) Downstream Upstream Activity breakdown: 53% in refining, 23% in logistics, 14% in chemical and 10% in marketing. 62,805 Activity breakdown: 70% in drilling and workovers, 24% in facilities and 6% in exploration and other upstream activities. Gas & Power Start up of the Loma Campana I thermoelectric plant and the initial testing of the Tucumán thermoelectric generation plant. Progress of the Manantiales Behr wind farm. 58,009

CONTENTS 2017 Highlights Review of Operations Financial Results 01 02 03 Financial Situation Summary 04 05

FINANCIAL SITUATION CASH FLOW FROM OPERATIONS (IN MILLION OF PS) CONSOLIDATED STATEMENT OF ADJUSTED CASH FLOWS (IN MILLION OF PS) Strong cash position at the end of 2017 and positive free cash flow; cash flow from operations up by 21.8%. Includes cash & cash equivalents, including Argentine sovereign bonds BONAR 2020 and BONAR 2021. Includes Ps 4,306 million of net financing, Ps -891 million of other investment activities and Ps -139 million of reclassification of assets for YPF Energía Eléctrica. Effective spending in fixed asset acquisitions during the year. Includes Ps 9.9 billion of BONAR 2020 sovereign bonds received as payment for 2015 Plan Gas receivables. (1) (1) (2) (3) +21.8% (4)

FINANCIAL SITUATION FINANCIAL DEBT AMORTIZATION SCHEDULE (1) (2) (IN MILLIONS OF USD) Cash position strengthened by new debt issuances and strong cash flow generation in 2017. As of December 31, 2017. Converted to USD using the December 31, 2017 exchange rate of Ps 18.60 to U.S $1.00. Includes cash & equivalent, including Argentine sovereign bonds BONAR 2020 and BONAR 2021. Net debt to Adj. EBITDA calculated in USD. Net debt at period end exchange rate of Ps 18.60 to U.S $1.00 and LTM Adj. EBITDA calculated as sum of quarters. USD denominated debt Peso denominated debt 76.4% denominated in USD and 23.6% in Argentine Pesos Average interest rates of 7.43% in USD and 23.37% in Pesos Average life of 6.4 years Net Debt / LTM Adj. EBITDA 1.98x 3)(4) (3)

CONTENTS 2017 Highlights Review of Operations Financial Results 01 02 03 Financial Situation Summary 04 05

SUMMARY SUMMARY Reaffirm 5-year business plan unveiled in 2017 Strong economy is resulting in continued demand growth for all our products New market environment with liberalized prices in the downstream business; focus on margins Production was down mainly as a consequence of severe weather conditions and operating challenges; sustainable activity level Natural gas revenues less dependant on subsidies for 2018 and beyond Upstream activity in 2018 focused on building base for future growth; shale pilots

Full year 2017 Earnings Webcast Questions and Answers

Full Year 2017 EARNINGS WEBCAST March 05, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 5, 2018	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer